December 17, 2024

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

       Re: FBS Global Limited
           Registration Statement on Form F-1
           Filed December 5, 2024
           File No. 333-283619
Dear Kelvin Ang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed December 5, 2024
Report of Independent Registered Accounting Firm, page F-28

1. Please amend your registration statement to have your auditor remove the language in
       the fourth paragraph which states    and in accordance with auditing
standards
       generally accepted in the United States of America.    Please refer to
PCAOB Auditing
       Standard 3101.
Report of Independent Registered Accounting Firm, page F-29

2.     Please remove the reference to the Independent Auditor's report on page
F-29 or
       explain why you have this placeholder. Please also remove the reference in your index to the financial statements on page F-1 if appropriate.
 December 17, 2024
Page 2
Exhibits

3.     Please file as exhibits dated consents of the director nominees.
General

4. We note your disclosure on page Alt-2 that the Resale Prospectus Shareholders may sell their securities by means of "purchases by a broker-dealer as principal and resale by the broker-dealer for its account." Please confirm your understanding that the sale by a Resale Prospectus Shareholder by such means would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   David L. Ficksman, Esq.